UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GameStop Corp.

(Exact name of Registrant as specified in its charter)

Delaware	1-32637	20-2733559
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

625 Westport Parkway Grapevine, TX		76051
( Address of principal executive offices)		(Zip Code)

James A. Bell, Executive Vice President and Chief Financial Officer

817-424-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Security Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of GameStop Corp. (the “Company”) is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) (the “Conflict Minerals Rule”) for the reporting period from January 1, 2019 to December 31, 2019. Terms used but not defined in this report have the meanings set forth in the Conflict Minerals Rule, Form SD or the related SEC Release No. 34-67716, as applicable.

The Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available at news.gamestop.com.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02	Exhibit

The Company’s Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 is filed as Exhibit 1.01 to this Form SD.

SECTION 2—EXHIBITS

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GAMESTOP CORP.
(Registrant)

Date: June 1, 2020	By:	/s/ James A. Bell
Name: James A. Bell Title: Executive Vice President and Chief Financial Officer